[redacted]

08028019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

2099 Gaither Road, Suite 200
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Steben 240-631-9808
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ken Steben , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22 day of February 2008

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen

Certified Public Accountants

Steben & Company, Inc.

Statement of Financial Condition

December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

Stockholder of
Steben & Company, Inc.

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen LLP

Chicago, Illinois
February 27, 2008

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	1,226,787
Receivable from Managed Funds		2,855,269
Commissions receivable		379,461
Certificate of deposit		22,548
Other assets		161,597
Total assets	$	4,645,662
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	764,040
Accounts payable and accrued expenses		603,012
Payable to Managed Funds		10,717
Total liabilities		1,377,769
Stockholder's equity		
Common stock (1,000 shares authorized, issued, and outstanding, $1 par value)		1,000
Additional paid-in capital		129
Retained earnings		3,266,764
Total stockholder's equity		3,267,893
Total liabilities and stockholder's equity	$	4,645,662

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Steben & Company, Inc. (the Company) was organized in the State of Maryland, is registered as a broker-dealer with the Securities and Exchange Commission (the SEC), and is registered with the Financial Industry Regulatory Authority. The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association.

The Company earns management fees, selling agent fees, and General Partner 1 percent allocations from Futures Portfolio Fund, Limited Partnership and Sage Fund, L.P. (the Managed Funds) for which the Company acts as general partner and commodity pool operator. The Company also receives commissions for wholesaling other commodity pools.

The Company is not required to consolidate any entities pursuant to FASB Interpretation No. 46 (revised December 2003) or Emerging Issues Task Force Issue 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights.*

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid investments with original maturities of three months or less.

Revenue Recognition—Commissions, management fees, selling agent fees, General Partner 1 percent allocations, and related expenses are recognized on the accrual basis.

Income Taxes—No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code and, accordingly, income is taxable to the stockholder.

Recent Accounting Pronouncements—In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for the Company for interim and annual reporting for the year ending December 31, 2008. The adoption of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 did not have a material effect on the Company's financial position, results of operations and cash flows.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or at carrying amounts that approximate fair values because of the short maturity of the instruments. Therefore, their carrying amounts approximate their fair values.

Note 3 Managed Funds

As the general partner of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.95 percent) of the month-end net assets of the Managed Funds. The Company also receives a 1 percent allocation of any profits or losses in the Managed Funds (the "General Partner 1 percent allocation").

The Company earns selling agent fees in connection with the sales efforts to attract new investors, which are based on a fixed percentage (ranging from 0.2 percent to 3.0 percent annually) of the month-end net assets of the Managed Funds. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents.

The Company pays certain expenses on behalf of the Managed Funds. The Managed Funds reimburse the Company for expenses, subject to a limit of 1 percent of their average month-end net assets. The Company may elect to reduce this percentage to absorb additional operating expenses of the Managed Funds. For Sage Fund, L.P., the Company elected to reduce this percentage to 0.75 percent for 2007. For Futures Portfolio Fund, L.P., the Company elected to reduce this percentage from 0.75 percent to 0.65 percent as of March 1, 2007.

Receivable from and payable to Managed Funds at December 31, 2007 consists of:

	Receivable From	Payable To
Management fees	$ 927,206	$ -
Selling agent fees	731,125	-
General Partner 1% Allocations	250,318	10,717
Receivable for expenses	946,620	-
	$ 2,855,269	$ 10,717

The Company is also the general partner of Aspect Global Diversified Fund LP, which was formed as a Delaware limited partnership on March 23, 2007, but has not yet commenced operations. During the year ended December 31, 2007, the Company incurred organizational and initial offering expenses on behalf of this fund. The Company has also agreed to contribute $500,000 to this fund's initial trading capital upon commencement of operations.

Note 4 Concentration of Revenue

Approximately 18 percent of total revenue for the year ended December 31, 2007 was earned from wholesaling interests in one investment partnership group.

Note 5 Commitments and Contingencies

The Company leases office space under a noncancelable operating lease agreement that expires in 2013. At December 31, 2007, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2008	$ 196,845
2009	231,047
2010	237,980
2011	245,119
2012	252,467
Thereafter	149,814
Total	$ 1,313,272

Note 5 Commitments and Contingencies, *Continued*

The certificate of deposit of $22,548 collateralizes a bank letter of credit issued in connection with the office space lease. The certificate of deposit matures on November 20, 2008, has an interest rate of 5.16 percent, and is renewed annually.

Note 6 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of loss to be remote.

Note 7 SIMPLE Individual Retirement Account

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account, whereby the Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation.

Note 8 Off-Balance-Sheet Risk and Concentration of Credit Risk

The Managed Funds engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). The Funds are exposed to both market risk, the risk arising from changes in the market value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, the Funds, and the Company as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. The Funds' trading of forward contracts in unregulated markets between principals also exposes the Funds and the Company to the risk of loss from counterparty nonperformance. The Company has established procedures to actively monitor the Managed Funds' market and credit risks.

The Company has cash and cash equivalents on deposit with financial institutions that, at times, exceed federally insured limits. The Company does not anticipate nonperformance by these counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

Note 9 Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2007, the Company had net capital and net capital requirements of $751,688 and $45,000, respectively. The net capital requirements may effectively restrict, among other things, distributions to the stockholder.

END